Press Release	August 10, 2026

Largo Starts Production of Copper and Platinum Group Metals as By-Products of Vanadium Operations Following Mining Agency Approval

All amounts expressed are in U.S. dollars, denoted by "$".

Key Highlights:

  Approval of Brazil's National Mining Agency ("ANM") allows Largo to produce and sell copper concentrates with platinum group metals ("PGM") from its Maracás Menchen mine in addition to vanadium, titanium and iron.

  Industrial-scale flotation tests at Largo's operations this year demonstrated the potential technical and commercial viability of recovering commercial-grade copper-PGM concentrates with platinum, gold, palladium, silver, cobalt and nickel.

  Largo is commencing the ramp-up of copper-PGM concentrate production and temporarily suspending ilmenite (titanium) concentrate production to maximize copper-PGM output. Copper-PGM concentrate production uses the existing ilmenite flotation infrastructure.

  Largo expects copper-PGM concentrate production, if successfully ramped up and commercialized, to generate higher profit margins than from ilmenite.

  The Company plans to evaluate additional equipment requirements to produce ilmenite concentrates from the copper concentrate flotation tailings in the next few months in collaboration with key ilmenite customers.

  Largo is discussing commercial terms for a potential first shipment of copper-PGM concentrates with smelters and traders.

  The Company expects to provide guidance for copper-PGM concentrate production and sales with its quarterly earnings report scheduled for August 14, 2026 as it advances the ramp-up to full scale copper-PGM by-product production.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced that Brazil's ANM has approved the Company's request to produce and sell copper, PGM, nickel and/or cobalt as by-products from its existing mining operations at the Maracás Menchen Mine in Bahia, Brazil.

The approval is a significant regulatory milestone and positions Largo to advance from successful industrial-scale test work toward the ramp-up and commercialization of a copper-PGM concentrate using its vanadium ore processing plant and existing ilmenite flotation infrastructure. The start-up of copper-PGM concentrate production, in the Company's view, is expected to (i) unlock additional value from Largo's existing mineral resource base and ore processing platform, (ii) diversify revenue through exposure to other critical materials and precious metals, and (iii) strengthen the long-term revenue contribution from these new elements, as well as profit margins of its flagship operation in Bahia, Brazil.

By leveraging existing mining activities and installed processing infrastructure, Largo believes it can accelerate potential new revenue streams while limiting incremental capital requirements, execution risk and permitting complexity. The start-up of copper-PGM concentrate production is expected to generate a high-value by-product revenue stream from mineral feed already being mined, improve overall resource utilization and enhance the economic value of the Maracás Menchen operation.

Mr. Alberto Arias, Executive Chairman and Co-Chief Executive Officer of Largo, commented: "ANM's approval represents an important strategic milestone to advance copper and PGM by-products toward commercial production and sale. What makes this opportunity particularly attractive is that it recovers valuable critical elements from our vanadium ore processing plant and uses infrastructure and mining activities already in place. Our industrial-scale test work in prior months has demonstrated the potential to produce a marketable concentrate using our existing ilmenite flotation circuit, creating what we believe is a capital-efficient pathway to establish a meaningful new revenue stream while unlocking greater value from our core asset. This initiative reflects our continued focus on maximizing economic returns from Maracás Menchen and creating long-term value for our shareholders."

Mr. Jim Bannantine, Co-Chief Executive Officer of Largo, added: "Today's announcement reflects the capability of our local management team to quickly execute a plan from the discovery of the copper-PGM opportunity late in 2025 to production start-up in just a few months in a capital-efficient way. This project is expected to generate benefits for all our stakeholders, including local communities in Bahia, reduce critical metals going to waste and efficiently extract more value from our mineral resources." Mr. Bannantine added: "We continue to study ways to further optimize the recovery of these metals and obtain favorable payment terms for the new PGM approved by ANM, which include copper, platinum, gold, palladium, silver, cobalt and/or nickel. This work demonstrates the exceptional mineral endowment of the Maracás Menchen Mine beyond vanadium, titanium and iron. The start of production of copper-PGM concentrates supports our strategy to evolve Largo into a more diversified producer of additional critical minerals and precious metals while expanding our revenue base through assets and infrastructure that are already in place."

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, statements regarding the planned recovery, production and commercialization of copper, PGM, nickel and cobalt as by-products; the start-up, ramp-up, production and sale of copper/PGM concentrate; the expected timing and content of future production and sales guidance; the timing and outcome of discussions with smelters, traders and customers, including potential first shipment and sales terms; the potential diversification of Largo's product and revenue mix and creation of an additional revenue stream; expected operating profit margins, liquidity, sales, PGM, payment terms and incremental capital expenditures; the temporary suspension of the ilmenite concentrate production and any future production of ilmenite concentrate from copper concentrate flotation tailing; the use of mineral feed from existing operations and existing ore-processing and flotation infrastructure; expected metallurgical recoveries, concentrate grades, impurities, product specifications and production ramp-up; the potential for lower incremental capital intensity, reduced execution complexity or a shorter development pathway relative to a standalone greenfield project; the completion and results of technical reports, economic analysis and other assessments; the timing, scope and receipt of any additional regulatory or governmental approvals, permits, licence amendments or renewals; potential capital requirements; future commodity prices and market conditions; potential stakeholder, community and waste-reduction benefits; and the potential for these by-products to enhance the value of the Maracás Menchen Mine.

The following are some of the assumptions upon which forward-looking information is based: that the ANM approval remains valid and effective in accordance with its terms; that any conditions attached to the approval can be satisfied; that required technical, economic, environmental and operational assessments can be completed on acceptable terms and support the contemplated activities; that any additional regulatory and governmental approvals, permits, licence amendments and renewals will be received in a timely manner; that existing mineral feed and processing infrastructure are suitable and can be adapted or used as contemplated; that expected recoveries, grades, impurities and product specifications can be achieved; that the Company can ramp-up copper-PGM concentrate production without materially impairing vanadium operations; that the temporary suspension of ilmenite concentrate production will not have a material adverse effect on the Company's operations, customers or financial results; that incremental capital requirements and development timelines will be competitive relative to available alternatives; that smelters, traders and customers will accept the Company's concentrates on commercially acceptable treatment, refining and logistics terms; that general business and economic conditions will not change in a material adverse manner; that demand for, and prices of, V₂O₅ and other vanadium products, ilmenite, copper, PGM, nickel and cobalt will remain stable or improve; that the Company will not experience any material accident, labour dispute, failure of plant or equipment or other material disruption at the Maracás Menchen Mine; that financing will be available for operations, development and future capital expenditures; that the Company will be able to fund its operations and meet its financial obligations as they become due; that the Company will be able to mitigate the effects of heavy rainfall; that production will remain reliable, including access to massive ore and the timely availability of equipment, services and operating supplies; that the Company's estimates of Mineral Resources and Mineral Reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy, including as to size, grade, recovery and the underlying operational and price assumptions; that the Company's mine plan is accurate and achievable; that the Company's plans for its vanadium, ilmenite and potential copper/PGM products can be achieved; that the Company's business strategy will be successful; that the Company will be able to protect and maintain its technology and intellectual property; that its products will remain competitive in evolving markets; that the Company will enter into sales agreements on favourable terms and sell substantially all planned production; that the Company will be able to attract and retain skilled personnel and directors; that management will be able to execute the Company's strategic objectives; and that customer demand, global trade policies and other market conditions will not change in a manner materially adverse to the Company.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.